Gentleman,


Given the recent events at Streamedia and the vast disagreement and disarray of the principal shareholders I feel that I no longer represent the views and interests of those shareholders. I serve at their discretion and I in good conscience do not agree with the proposed direction of this company as set forth by the Chairman. It is the right of the shareholder's to have the company run the way they want whether I, as a board member, agree or not. I do not agree to the recent direction and management suggestions of the Chairman and feel there will be severe consequences to the corporation. Therefore, I feel that I must resign as a director and allow the shareholders to choose a board of their liking.

I ask Lou to inform me of the proper procedures for my resignation and to put in place the proper announcements, agreements documents etc. I will formally send a letter to the Chairman, c/o the company of my resignation which is effective immediately.

Jim Schroeder